The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated January 29, 2019.

Preliminary Pricing Supplement No. J1001
To the Underlying Supplement dated April 19, 2018,

Product Supplement No. JPM-III dated June 30, 2017,

Prospectus Supplement dated June 30, 2017 and

Prospectus dated June 30, 2017

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 January 29, 2019

Structured Investments	Credit Suisse $ Capped Notes due February 3, 2021 Linked to the Performance of the EURO STOXX 50® Index

General

•	The notes are designed for investors who seek a return at maturity linked to the appreciation of the EURO STOXX 50® Index, if any, up to the Maximum Return on the notes, which is expected to be 24% (to be determined on the Pricing Date). Investors should be willing to forgo interest and dividend payments. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	Senior unsecured obligations of Credit Suisse AG, acting through its London branch, maturing February 3, 2021.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The offering price for the notes is expected to be determined on or about February 1, 2019 (the “Pricing Date”), and the notes are expected to settle on or about February 6, 2019 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:	The notes are linked to the performance of the EURO STOXX 50® Index. For additional information about the Underlying, see the information set forth under “The Reference Indices—The STOXX Indices—The EURO STOXX 50® Index” in the accompanying underlying supplement.
Payment at Maturity:	If the Final Level is greater than the Initial Level, you will receive a cash payment at maturity per $1,000 principal amount of notes that provides you with a return equal to the Underlying Return, subject to the Maximum Return, which is expected to be 24% (to be determined on the Pricing Date). For example, if the Underlying Return is equal to or more than 24%, you will receive a return on the notes of 24%, which entitles you to a payment at maturity of $1,240 for every $1,000 principal amount of notes that you hold. Accordingly, if the Underlying Return is positive, your payment per $1,000 principal amount of notes will be calculated as follows, subject to the Maximum Return of 24%:
$1,000 + [$1,000 × (Underlying Return)]
If the Final Level is less than or equal to the Initial Level, you will receive a cash payment equal to $1,000 per $1,000 principal amount of notes.
Any payment on the notes is subject to our ability to pay our obligations as they become due.
Maximum Return:	Expected to be at least 24% (to be determined on the Pricing Date).
Underlying Return:	The performance of the Underlying from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level
Initial Level
Initial Level:	The closing level of the Underlying on the Pricing Date. In the event that the closing level of the Underlying is not available on the Pricing Date, the Initial Level will be the closing level of the Underlying on the immediately following trading day on which a closing level is available.
Final Level:	The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Valuation Dates:	January 25, 2021, January 26, 2021, January 27, 2021, January 28, 2021 and January 29, 2021 (each a “Valuation Date” and January 29, 2021, the “Final Valuation Date”), subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates” or if any Valuation Date is postponed because it is not a trading day.
Maturity Date:	February 3, 2021, subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates” or if the Final Valuation Date is postponed for any reason. If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
Event of Default and Acceleration:	In case an event of default (as described in the accompanying prospectus) with respect to any issuance of notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the amount to be received on the Maturity Date, calculated as though the date of acceleration were each remaining Valuation Date.
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22551LW22

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 3 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, any product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $985 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $15 per $1,000 principal amount of the notes.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date will be between $960 and $990 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)), which is less than the Price to Public listed above. This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Pricing Date. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

J.P. Morgan

Placement Agent

February , 2019

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the underlying supplement dated April 19, 2018, any product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying Supplement dated April 19, 2018:

https://www.sec.gov/Archives/edgar/data/1053092/000095010318004962/dp89590_424b2-underlying.htm

•	Product Supplement No. JPM-III dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006322/dp77792_424b2-jpm3.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the securities described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Risk Factors” in any accompanying product supplement and “Selected Risk Considerations” in this pricing supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Underlying?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount of notes to $1,000. The hypothetical total returns set forth below assume an Maximum Return on the notes of 24% and that the notes are purchased by the investor at $1,000 per $1,000 principal amount of notes. The actual Maximum Return will be determined on the Pricing Date. The hypothetical total returns set forth below are for illustrative purposes only. The actual total payment at maturity applicable to a purchaser of the notes will be based on the Final Level. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Underlying Return	Total Return	Payment at Maturity
100%	24%	$1,240
90%	24%	$1,240
80%	24%	$1,240
70%	24%	$1,240
60%	24%	$1,240
50%	24%	$1,240
40%	24%	$1,240
30%	24%	$1,240
24%	24%	$1,240
20%	20%	$1,200
10%	10%	$1,100
0%	0%	$1,000
-10%	0%	$1,000
-20%	0%	$1,000
-30%	0%	$1,000
-40%	0%	$1,000
-50%	0%	$1,000
-60%	0%	$1,000
-70%	0%	$1,000
-80%	0%	$1,000
-90%	0%	$1,000
-100%	0%	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The level of the Underlying increases by 50% from the Initial Level to the Final Level. Because the Final Level is greater than the Initial Level and the Underlying Return of 50% exceeds the Maximum Return of 24%, the investor receives a payment at maturity of $1,240 per $1,000 principal amount of notes, the maximum payment on the notes.

Example 2: The level of the Underlying increases by 10% from the Initial Level to the Final Level. Because the Final Level is greater than the Initial Level and the Underlying Return of 10% does not exceed 24%, the Maximum Return, the investor receives a payment at maturity of $1,100 per $1,000 principal amount of notes calculated as follows:

$1,000 + [$1,000 × (10%)] = $1,100

Example 3: The level of the Underlying decreases by 50% from the Initial Level to the Final Level. Because the Final Level is less than the Initial Level, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount of notes.

Selected Purchase Considerations

•	LIMITED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Underlying, up to the Maximum Return. Accordingly, if the level of the Underlying has increased from the Initial Level to the Final Level by more than the Maximum Return, you will receive a payment at maturity for every $1,000 principal amount of notes of $1,000 plus $1,000 multiplied by the Maximum Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS — Please refer to “Material U.S. Federal Income Tax Considerations” in this pricing supplement for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to the Underlying. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE SECURITIES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE PROBABILITY THAT THE FINAL LEVEL WILL BE LESS THAN OR EQUAL TO THE INITIAL LEVEL WILL DEPEND ON THE VOLATILITY OF THE UNDERLYING — “Volatility” refers to the frequency and magnitude of changes in the level of the Underlying. The greater the expected volatility with respect to the Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the Final Level could be less than or equal to the Initial Level, and that you would receive only the principal amount of $1,000 for each $1,000 principal amount of notes. The terms of the notes are set, in part, based on expectations about the volatility of the Underlying as of the Pricing Date. The volatility of the Underlying can change significantly over the term of the notes. The level of the Underlying could fall sharply and you could receive only the principal amount of $1,000 for each $1,000 principal amount of notes.

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	THE AVERAGING CONVENTION USED TO CALCULATE THE FINAL LEVEL COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Underlying from the Pricing Date to the Final Valuation Date. Your ability to participate in the appreciation of the Underlying, if any, may be limited by the 5-day-end-of-term averaging used to calculate the Final Level, especially if there is a significant increase in the closing level of the Underlying on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Underlying, if any, between the Pricing Date and the Final Valuation Date.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Level is greater than the Initial Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return. Accordingly, if the Underlying Return is equal to or greater than the Maximum Return, you will receive a payment of $1,000 plus $1,000 multiplied by the Maximum Return, regardless of the appreciation in the Underlying, which may be significant.

•	THE CLOSING LEVEL OF THE UNDERLYING WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATIVE TO THE U.S. DOLLAR EVEN THOUGH THE EQUITY SECURITIES INCLUDED IN THE UNDERLYING ARE TRADED IN A FOREIGN CURRENCY AND THE NOTES ARE DENOMINATED IN U.S. DOLLARS — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the equity securities included in the Underlying are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

•	FOREIGN SECURITIES MARKETS RISK — Some or all of the assets included in the Underlying are issued by foreign companies and trade in foreign securities markets. Investments in the notes therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, foreign companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The equity securities included in the Underlying may be more volatile than domestic equity securities and may be subject to different political, market, economic, exchange rate, regulatory and other risks, including changes in foreign governments, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of foreign countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These factors may adversely affect the values of the equity securities included in the Underlying, and therefore the performance of the Underlying and the value of the notes.

•	HEDGING AND TRADING ACTIVITY — We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in instruments related to the Underlying. We, any dealer or our or their respective affiliates may also trade instruments related to the Underlying from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE NOTES — The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Pricing Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	NO VOTING RIGHTS OR DIVIDEND PAYMENTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the stocks that comprise the Underlying.

•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so, or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Pricing Date may be less than the Price to Public.” Therefore, in addition to the level of the Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

•	the expected and actual volatility of the Underlying;

•	the time to maturity of the notes;

•	the dividend rate on the equity securities included in the Underlying;

•	interest and yield rates in the market generally;

•	investors’ expectations with respect to the rate of inflation;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlying or markets generally and which may affect the level of the Underlying; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the closing levels of the Underlying from January 2, 2014 through January 28, 2019. We obtained the historical information below from Bloomberg, without independent verification. The price source for determining the Final Level will be the Bloomberg page “SX5E <Index>” or any successor page.

The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any of the Valuation Dates. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

For additional information about the Underlying, see the information set forth under “The Reference Indices—The STOXX Indices—The EURO STOXX 50® Index” in the accompanying underlying supplement.

The closing level of the Underlying on January 28, 2019 was 3137.27.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.” The discussions below and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code.

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “Material United States Federal Income Tax Considerations—U.S. Holders—Contingent Payment Debt Instruments,” and the remaining discussion assumes that this treatment of the notes is respected. If you are a U.S. Holder, you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We will determine the comparable yield for the notes and will provide that comparable yield, and the projected payment schedule, in the final pricing supplement for the notes.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally will not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “Material United States Federal Income Tax Considerations —Non-U.S. Holders Generally” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an Internal Revenue Service (the “IRS”) notice, exclude from their scope financial instruments issued prior to January 1, 2021 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the Pricing Date for the notes and it is possible that the notes will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the notes relate. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

FATCA.  You should review the section entitled “Material United States Federal Income Tax Considerations—Notes Held Through Foreign Entities” in the accompanying product supplement regarding withholding rules under the “FATCA” regime. The discussion in that section is hereby modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of affected financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

Under the terms of distributor accession confirmations with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $15 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Pricing Date, purchasers who wish to transact in the notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Credit Suisse